Exhibit VIII
Financial Report 2006

2 Financial report — Report of the Board of Directors	NIB Annual Report 2006
Financial report
Report of the Board of Directors 2006
NIB celebrated its 30th anniversary in 2006 and introduced a revised mission and strategy. NIB aims at promoting sustainable growth of its member countries by providing financing for projects that strengthen competitiveness and enhance the environment. The Bank provides financing for activities in which NIB can add value and complement other financing sources. The Bank’s lending in 2006 decreased compared with the extraordinarily high activity in 2005. The operational results showed stable growth.
In line with the Bank’s objectives for the year, NIB participated in the financing of economic activities in sectors demonstrating demand for long-term loans in both member and non-member countries and encompassing a focus on environmental projects, particularly in the areas adjacent to the member countries. The loan disbursements in 2006 show a shift in the Bank’s lending activities from member countries to non-members, in particular to those in the neighbouring areas.
     The Bank’s strategy was a central issue on the Board’s agenda in 2006. The Board also initiated a discussion of the financial instruments used by the Bank, the financing of innovations and an increased focus on small and medium-sized enterprises. In June, Arild Sundberg succeeded Baldur Guðlaugsson as Chairman of the Board in accordance with the Bank’s revolving Board chairmanship.
     The Bank’s operational activities were reorganised during the year, in order to develop the credit process and enhance effectiveness.
New strategic focus
Financial markets and the international economy have fundamentally changed since the inception of the Bank 30 years ago. Regulations of capital flows have been abolished, and globalisation has proceeded.
     In these circumstances, NIB seeks to promote the competitiveness of its member countries and to enhance the environment. NIB will continue to prioritise the financing of projects for which the Bank provides added value and meets the need for long-term financing. Particular emphasis is put on infrastructure investments with a focus on energy infrastructure in the Bank’s member countries, and environmental projects in member as well as non-member countries. Also, NIB focuses on large investments by the corporate sector, as well as on small and medium-sized enterprises, in order to enhance competitiveness.
Financial results
Net interest income increased during the year due to higher interest rates and a stable level of interest-earning assets.
     The Bank’s operational results in terms of core earnings (i.e. the profits before adjustments to hedge accounting, fair value adjustments made to the trading portfolio and credit losses and reversals of these) rose to EUR 154 million. However, because of the increase in international interest rates, the market value of the trading portfolio fell and reduced the Bank’s results by EUR 9.8 million. NIB’s overall net profit for 2006 fell to EUR 137 million.
     Administrative expenses including depreciations increased by EUR 4.3 million from a year earlier. This was due to an increase of staff as well as the upgrading of NIB’s core IT capacities. Permanent staff increased by 10 persons during 2006, mainly as a result of the Bank’s strengthening of new strategic areas of operation.
     Total assets decreased slightly, mainly due to currency movements, in particular the weakening of the US dollar against the euro.
     The quality of the Bank’s loan portfolio and its financial counterparties continued to be very high.

Table 1
KEY FIGURES
(In EUR million)	2006	2005

Net interest income	179	169
Core earnings	154	150
Profit	137	165
Equity	2,021	1,946
Total assets	17,988	18,178
Profit/average equity (%)	6.9	8.9
Solvency ratio (equity/total assets %)	11.2	10.7

NIB Annual Report 2006	Financial report — Report of the Board of Directors 3

Table 2
LENDING
(In EUR million)	2006	2005

Loans disbursed, total	1,605	2,092
Member countries	991	1,574
Non-member countries	614	518
Loans agreed, total	1,575	2,616
Member countries	994	1,653
Non-member countries	581	962
Number of loan agreements, total	64	84
Member countries	41	55
Non-member countries	23	29
Loans outstanding and guarantees	11,559	11,742
Member countries	9,231	9,526
Non-member countries	2,328	2,216
Repayments and prepayments	1,478	972
No credit losses were recognised during the year. The Board proposes that EUR 50 million be paid as dividends to the Bank’s owners for the year 2006.
Lending
NIB contributes to enhancing the competitiveness of its clients by offering long-term financing of large investments, in line with its role as a provider of complementary financing.
     NIB’s lending activities in 2006 were mainly affected by high liquidity in the financial markets, which resulted in lower demand for loans. Also, the Bank’s reorganisation of its operations and implementation of the new strategy affected the lending activities. The total amount of loans agreed diminished. The amount of loans disbursed was also lower than the extraordinarily high figures of 2005. On the other hand, the loan disbursements show that the demand for loans in non-member countries and particularly in the Bank’s neighbouring areas remained strong during 2006. The pace of lending activity picked up towards the end of the year, particularly for infrastructure projects.
     Repayments and prepayments increased, reflecting both the high liquidity among the Bank’s customers and a continuing pressure on margins. Loans outstanding and guarantee commitments were down slightly from year-end 2005, mainly due to fluctuations in exchange rates as the depreciation of the US dollar reduced the value of assets in euro terms.
     In lending to member countries, energy and the manufacturing industry were the dominating sectors, together totalling nearly half of all loans agreed. Half of the financing to the energy sector was carried out in Iceland for transmission and power plant investments. Many of the loans to the energy and manufacturing sectors went to environment-friendly and/or energy-saving investments and will thus have a positive effect on the environment. Lending in non-member countries continued to be dominated by loans for infrastructure investments, especially in the energy, transport, and telecommunications sectors.
     At year-end, NIB had loans outstanding in 28 countries outside the membership area. The largest borrower regions were Central and Eastern Europe and Latin America. In 2006, new framework agreements were entered into with the Dominican Republic and Uruguay. The Bank was particularly active during the year in lending to projects in Russia, China, Vietnam and Brazil. Lending in Africa and the Middle East also saw significant growth, albeit from very low levels.
     The currency distribution of new lending followed the same pattern as in previous years. The euro was the dominant lending currency in the Bank’s member countries, followed by the Swedish krona. The euro and the US dollar were the most important currencies for NIB’s lending activities in non-member countries.
     Most of the Bank’s lending to small and medium-sized enterprises is channelled through financial intermediaries. This efficient means for NIB to participate in the financing of small, mainly energy- and environment-related investments was often used in Denmark and Latvia during 2006. NIB also carries out loan programmes with financial intermediaries, such as state-owned development banks or local commercial banks, in most of the non-member countries with which it has cooperation agreements.
     According to its strategy, NIB puts particular emphasis on environmental investments. Priority is given to environmental projects that are of importance to the member countries and their neighbouring areas. NIB conducts an environmental analysis on all loan applications.
     In 2006, the Bank granted 18 new environmental loans totalling EUR 325 million. Of the total amount of loans disbursed during the year, 16% comprised environmental loans. NIB participated in the financing of several projects in the energy sector and in water treatment, for example investments in energy efficiency and emission treatment, geothermal power and wind power, as well as the upgrading of district heating systems and municipal wastewater systems.
     During the year, NIB continued to participate in international and regional environmental cooperation. The Bank signed the European Principles for the Environment (EPE) together with four other European multilateral financial institutions. The EPE is a com-

4 Financial report — Report of the Board of Directors	NIB Annual Report 2006
mon approach to environmental management for the financing of projects. NIB also played an active role in the Northern Dimension Environmental Partnership (NDEP). The aim of the partnership is to coordinate and streamline the financing of environmental projects with cross-border effects in the Baltic Sea region, the Barents region and Northwest Russia.
Risk management
The quality of the Bank’s portfolios, taken as a whole, continued to be very high in 2006. The portfolios were well balanced as regards both geographical and sectoral distribution, as well as the degree of concentration. At year-end 2006, the quality of the Bank’s assets was generally as high as at the beginning of the year.
     In order to enhance effectiveness and further develop the Bank’s credit process, NIB’s operational activities were reorganised. The Bank’s two lending departments were merged into one, which is responsible for business origination as well as the arranging and structuring of loans. NIB’s risk management process was strengthened further by establishing a separate credit and analysis department, which is in charge of the risk assessment process. This new department analyses and evaluates the credit risks of all lending projects and determines the risk class of the counterparties.
Financial activities

Table 3
FINANCIAL ACTIVITIES
(In EUR million)	2006	2005

New debt issues	2,689	2,059
Number of borrowing transactions	66	26
Number of borrowing currencies	11	7
Debts evidenced by certificates at year-end	13,622	14,456
Net liquidity at year-end	3,224	3,101
Fixed income portfolio	1,919	1,793
NIB continued its global borrowing programme in 2006, with bonds being sold all over the world. New debt issued increased from a year earlier. The US dollar was NIB’s most important borrowing currency. The Bank launched its fifth global benchmark transaction of USD 1,000 million in the form of five-year bonds.
     NIB issued its first domestic Australian dollar transaction in the form of an AUD 300 million issue with a five-year maturity. NIB issued four transactions under this programme, together totalling AUD 1,000 million. The Bank also issued its first Mexican peso-denominated transaction in a euro medium-term note format.
     Net liquidity at year-end was in line with the Bank’s policy to cover its liquidity requirement for the coming 12 months. The return exceeded the short-term market benchmark for the liquidity portfolio. Due to rising long-term interest rates, the return on the Bank’s fixed income portfolio was substantially lower compared to 2005, but still positive and in line with the long-term objective of the portfolio. The interest rate risk was kept low for the part of the portfolio held on a marked-to-market basis, but the revaluation of securities held in this portfolio still resulted in a net loss on financial operations.
Administration
A process of organisational development was initiated during the year in order to meet the new challenges in the operational environment and to enhance the fulfilment of the Bank’s targets. NIB’s operational activities were reorganised and the Bank developed and streamlined its management and administrative processes. In addition to the changes in the credit process explained above, different support functions were gathered within a department for planning and administration. Three new members were appointed to the Bank’s Management Committee.
     As a result of the Bank’s strategic priorities and new activities, the number of employees increased, reaching 160 (150) at year-end.
     The Bank continued a large-scale programme of upgrading its core IT capacities. Several accounting systems were replaced by an integrated system in 2006. The modernisation project of treasury back-office operations was also started during the year.
     NIB’s anti-corruption committee, established the previous year, continued its work during 2006. The Board appointed Gunnar Okk, Head of Planning and Administration, as the new chairman of this committee.
Outlook
The economic outlook for 2007 indicates continued high liquidity in the corporate sector in the Bank’s member countries. In line with its strategy, NIB will continue to focus on activities in which the Bank can take full advantage of its strengths.
     For 2007, the pipeline of upcoming loans suggests stable growth in NIB’s lending operations both in the Bank’s member and non-member countries. Energy infrastructure, logistics and environmental technology will comprise priority areas of the Bank’s activities.
     In order to fund its lending operations, NIB will continue its flexible, global borrowing strategy in 2007, through a combination of global benchmark issues of bonds and smaller issues targeting particular market niches in the global capital markets.
     Stable growth in the Bank’s core earnings is expected for the year 2007.

NIB Annual Report 2006	Financial report — Proposal by the Board of Directors 5
Proposal by the Board of Directors to the Board of Governors
The Board of Directors’ proposal for the allocation of profits for the year 2006 takes into consideration that the Bank’s operations are carried out with an objective to achieve a reasonable return on the Bank’s paid-in capital and a satisfactory dividend to the member countries. The proposal will facilitate the continuing accumulation of the Bank’s equity and keep its ratio of equity to total assets at a secure level, both of which are prerequisites for maintaining the Bank’s high creditworthiness.
In accordance with Section 11 of the Statutes of the Bank, the profit for 2006 of EUR 137,468,771.42 is allocated as follows:
•	EUR 87,468,771.42 is transferred to the General Credit Risk Fund as a part of equity;

•	no transfer is made to the Special Credit Risk Fund for Project Investment Loans;

•	EUR 629,365.04 is transferred from the HIPC fund to the Statutory Reserve. After this transfer, the Statutory Reserve amounts to EUR 645,612,201.03 or 15.6% of the Bank’s authorised capital stock; and

•	EUR 50,000,000.00 is made available for distribution as dividends to the Bank’s member countries.
The profit and loss account, balance sheet, changes in equity and cash flow statement, as well as the notes to the financial statements, are to be found on pages 6 through 38.
Helsinki, 8 March 2007

Arild Sundberg		Ólafur Hjálmarsson

Lars Kolte

Edmunds Krastiņš		Rolandas Kriščiūnas

Kristina Sarjo

Madis Üürike		Erik Åsbrink

Johnny Åkerholm,
President and CEO

6 Financial report — Profit and loss account	NIB Annual Report 2006
Profit and loss account 1 January — 31 December

		2006	2005
	Note	EUR 1,000	EUR 1,000

Interest income		673,197	528,799
Interest expense		-494,390	-360,135

Net interest income	(1), (2), (23)	178,807	168,664

Commission income and fees received	(3)	6,821	8,634
Commission expense and fees paid		-1,734	-1,524
Net profit / loss on financial operations	(4)	-14,406	17,335
Foreign exchange gains and losses		136	-105

Operating income		169,624	193,004

Expenses
General administrative expenses	(5), (23)	27,909	24,034
Depreciation	(9), (10)	4,246	3,794
Credit loss / recovery	(6), (8)	—	-119

Total expenses		32,156	27,709

PROFIT FOR THE YEAR		137,469	165,295

The Nordic Investment Bank’s accounts are kept in euro.

NIB Annual Report 2006	Financial report — Balance sheet 7
Balance sheet at 31 December

			2006	2005
		Note	EUR 1,000	EUR 1,000

ASSETS		(1), (18), (19), (20), (21), (22)
Cash and cash equivalents		(17), (24)	3,753,444	3,568,561

Financial placements		(7), (17)
Placements with credit institutions			91,429	105,867
Debt securities			1,416,378	1,302,595
Other			7,135	7,052

			1,514,942	1,415,514

Loans outstanding		(8), (17)	11,534,229	11,716,596

Intangible assets		(9)	7,342	7,423

Tangible assets		(9)	35,633	34,884

Other assets		(11), (17)
Derivatives			751,036	1,076,046
Other assets		(23)	12,031	2,569

			763,067	1,078,616

Paid-in capital and payments to the Bank’s reserves, receivable			47,494	52,274

Accrued interest and fees receivable			331,995	304,566

TOTAL ASSETS			17,988,146	18,178,433

LIABILITIES AND EQUITY		(18), (19), (20), (21), (22)
Liabilities
Amounts owed to credit institutions		(17), (23)
Short-term amounts owed to credit institutions 1)		(24)	313,025	349,507
Long-term amounts owed to credit institutions			90,262	100,075

			403,287	449,583

Repurchase agreements 1)			216,739	118,477

Debts evidenced by certificates		(12), (17)
Debt securities issued			13,367,157	14,205,040
Other debt			254,358	250,663

			13,621,516	14,455,702

Other liabilities		(13), (17)
Derivatives			1,415,445	934,987
Other liabilities			4,331	5,283

			1,419,776	940,271

Accrued interest and fees payable			305,978	268,832

Total liabilities			15,967,296	16,232,865

Equity
Authorised and subscribed capital	4,141,903
of which callable capital	-3,723,301

Paid-in capital 2)	418,602	(14)	418,602	418,602
Reserve funds		(15)
Statutory Reserve			644,983	644,983
General Credit Risk Fund			534,662	424,367
Special Credit Risk Fund PIL			238,200	238,200
Fund, HIPC Programme			629	4,300
Payments to the Bank’s reserves, receivable			42,713	42,713
Other value adjustments			3,592	7,109
Profit for the year			137,469	165,295

Total equity			2,020,850	1,945,569

TOTAL LIABILITIES AND EQUITY			17,988,146	18,178,433

Guarantee commitments		(8), (16)	25,000	25,000
Collateral and commitments		(16)

1)	The balance sheet for 2006 has been changed as follows: In liabilities, repurchase agreements have been separated from short-term amounts owed to credit institutions. The figures for 2005 have been adjusted accordingly.

2)	Of paid-in capital, EUR 413,821 thousand has been received as of 31 December 2006 (December 2005, EUR 409,041 thousand)
The Nordic Investment Bank’s accounts are kept in euro.

8 Financial report — Changes in equity	NIB Annual Report 2006
Changes in equity

(Amounts in EUR 1,000)
						Payments
						to the
						Bank's
			General	Special		Statutory
			Credit	Credit	Fund,	Reserve	Other	Profit
	Paid-in	Statutory	Risk	Risk	HIPC	and credit	Value	for the
	capital	Reserve	Fund	Fund PIL	Programme	risk funds	adjustments	year	Total

Equity at 31 December 2004	404,260	644,983	357,000	188,200	4,300		9,457	172,367	1,780,567
Appropriations between reserve funds			67,367	50,000				-117,367	0
Paid-in capital	4,780								4,780
Called in authorised and subscribed capital	9,561								9,561
Payments to the Bank’s Statutory Reserve and credit risk funds, receivable						42,713			42,713
Dividend payment								-55,000	-55,000

Profit for the year								165,295	165,295
Available-for-sale portfolio									0
Cash flow hedge accounting							-2,348		-2,348

Total income and expense for the year	0	0	0	0	0	0	-2,348	165,295	162,948

EQUITY AT 31 DECEMBER 2005	418,602	644,983	424,367	238,200	4,300	42,713	7,109	165,295	1,945,569

Appropriations between reserve funds			110,295					-110,295	0
Paid-in capital	4,780								4,780
Called in authorised and subscribed capital	-4,780								-4,780
Payments to the Bank’s Statutory Reserve and credit risk funds, receivable									0
Dividend payment								-55,000	-55,000
Used fund, HIPC Programme					-3,671				-3,671

Profit for the year								137,469	137,469
Available-for-sale portfolio							395		395
Cash flow hedge accounting							-3,912		-3,912

Total income and expense for the year	0	0	0	0	0	0	-3,517	137,469	133,952

EQUITY AT 31 DECEMBER 2006	418,602	644,983	534,662	238,200	629	42,713	3,592	137,469	2,020,850

Proposed appropriation of the year’s profit					2006				2005

Appropriation to Statutory Reserve					629				—
Appropriations to credit risk reserve funds
General Credit Risk Fund					87,469				110,295
Special Credit Risk Fund PIL					—				—
Fund, HIPC Programme					-629				—
Appropriation to dividend payment					50,000				55,000

PROFIT FOR THE YEAR					137,469				165,295

The Nordic Investment Bank’s accounts are kept in euro.

NIB Annual Report 2006	Financial report — Cash flow statement 9
Cash flow statement 1 January — 31 December

	Note	2006	2005
		EUR 1,000	EUR 1,000

Cash flows from operating activities	(24)	173,332	186,065

Cash flows from investing activities

Lending
Disbursements of loans		-1,605,088	-2,092,465
Repayments of loans		1,477,741	971,926
Capitalisations, redenominations, index adjustments etc.		-1,070	-1,959
Exchange rate adjustments		260,126	-331,729
Placements and debt securities
Purchase of debt securities		-498,431	-654,211
Sales of debt securities		377,582	595,643
Placements with credit institutions		13,418	-14,986
Other financial placements		313	-339
Exchange rate adjustments etc.		1,286	-1,299
Other items
Change in swap receivables		62,699	51,713
Change in other assets		-8,492	1,100
Change in tangible and intangible assets		-4,915	-4,135

Investing activities, total		75,168	-1,480,741

Cash flows from financing activities

Debts evidenced by certificates
Issues of new debt		2,688,610	2,059,067
Redemptions		-2,039,639	-856,316
Exchange rate adjustments		-1,025,220	1,060,401
Issuing charges		-5,330	-11,680
Other items
Placements from credit institutions		-9,813	5,609
Change in swap payables		320,820	-688,623
Change in other liabilities		-934	1,040
Dividend paid		-55,000	-55,000
Paid-in capital		4,780	4,780
Used fund, HIPC Programme		-3,671	—

Financing activities, total		-125,395	1,519,279

CHANGE IN NET LIQUIDITY	(24)	123,104	224,603

Opening balance for net liquidity		3,100,576	2,875,973
Closing balance for net liquidity		3,223,681	3,100,576
The Nordic Investment Bank’s accounts are kept in euro.

10 Financial report — Notes to the financial statements	NIB Annual Report 2006
Notes to the financial statements
ACCOUNTING POLICIES
General operating principles
The operations of the Nordic Investment Bank (hereinafter called the Bank or NIB) are governed by an agreement among the governments of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (hereinafter called the member countries), and the Statutes adopted in conjunction with that agreement.
     NIB is a multilateral financial institution that operates in accordance with sound banking principles. NIB finances private and public projects which have high priority with the member countries and the borrowers. NIB finances projects both within and outside the member countries, and offers its clients long-term loans and guarantees on competitive market terms.
     NIB acquires the funds to finance its lending by borrowing on international capital markets.
     The authorised capital stock of the Bank is subscribed by the member countries. Any increase or decrease in the author-ised capital stock shall be decided by the Board of Governors, upon a proposal of the Board of Directors of the Bank.
     In the member countries, the Bank is exempt from payment restrictions and credit policy measures, and has the legal status of an international legal person, with full legal capacity. The Agreement concerning NIB contains provisions regarding immunity and privileges accorded to the Bank, e.g. the exemption of the Bank’s assets and income from taxation.
     The headquarters of the Bank are located at Fabianinkatu 34 in Helsinki, Finland.
Significant accounting principles
BASIS FOR PREPARING THE FINANCIAL STATEMENTS
The Bank’s financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). The Bank’s accounts are kept in euro. With the exceptions noted below, they are based on historical cost.
ASSESSMENTS MADE IN PREPARING THE FINANCIAL STATEMENTS
As part of the process of preparing the financial statements, the Bank’s management is required to make certain estimates and assumptions that have an effect on the Bank’s profits, its financial position and other information presented in the annual report. These estimates are based on available information and the judgements made by the Bank’s management. Actual outcomes may deviate from the assessments made, and such deviations may at times be substantial.
     The Bank uses various valuation models and techniques to estimate fair values of assets and liabilities. There are significant uncertainties related to these estimates in particular when they involve modelling complex financial instruments, such as derivative instruments used for hedging activities related to both borrowing and lending. The estimates are highly dependent on market data, such as the level of interest rates, currency rates and other factors. The uncertainties related to these estimates are reflected mainly in the balance sheet. NIB undertakes continuous development in order to improve the basis for the fair value estimates, both with regard to modelling and market data. Changes in estimates resulting from refinements in assumptions and methodologies are reflected in the period in which the enhancements are first applied.
RECOGNITION AND DERECOGNITION
Financial instruments are recognised in the balance sheet on a settlement date basis.
     A financial asset is derecognised when the contractual rights to the cash flows from the financial asset expire.
     A financial liability is removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expires.
FOREIGN CURRENCY TRANSLATION
Monetary assets and liabilities denominated in foreign currencies are recognised in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recognised in the accounts at the euro rate prevailing on the transaction date. Income and expenses recognised in currencies other than the euro are converted on a daily basis to the euro, in accordance with the euro exchange rate prevailing each day.
     Realised and unrealised exchange rate gains and losses are recognised in the profit and loss account.
     The Bank uses the official exchange rates published for the euro by the European Central Bank. See Note 25.
CASH AND CASH EQUIVALENTS, NET LIQUIDITY
The item “Cash and cash equivalents” refers to monetary assets and placements with original maturities of 6 months or less, calculated from the date the acquisition and placements were made. The item also includes placements in liquid debt securities at floating interest rates, regardless of original maturity.
     Net liquidity in the cash flow statement refers to the net amount of monetary assets, placements and liabilities with original maturities of 6 months or less calculated from the time the transaction was entered into, as well as placements in liquid debt securities at floating interest rates irrespective of original maturity. This corresponds in substance to the Bank’s operational net liquidity.

NIB Annual Report 2006	Financial report — Notes to the financial statements 11
FINANCIAL PLACEMENTS
Items recognised as financial placements in the balance sheet include placements with credit institutions and in debt securities, for example, bonds and other debt certificates, as well as certain placements in instruments with equity features. The placements are initially recognised on the settlement date. Their subsequent accounting treatment depends on the purpose of the placements.
     Financial assets held for trading are carried at fair value. Changes in fair value are recognised in the profit and loss account. Held-to-maturity financial assets are carried at amor-tised cost. These financial assets are assessed on an ongoing basis for impairment.
     Available-for-sale financial assets are measured at fair value. Unrealised value changes are recognised in “Equity” under the item “Other value adjustments” until the asset is sold or the unrealised loss is considered to be permanent. When the placement is sold or written down, the accumulated unrealised gain or loss is transferred to the year’s profit or loss, and becomes part of “Net profit on financial operations”.
LENDING
The Bank may grant loans and provide guarantees under its Ordinary Lending or under various special lending facilities. The special lending facilities, which carry member country guarantees, consist of Project Investment Loans (PIL), Environmental Investment Loans (MIL) and Baltic Investment Loans (BIL).
     Ordinary Lending includes loans and guarantees within and outside the member countries. The Bank’s Ordinary Lending ceiling corresponds to 250% of its authorised capital and accumulated general reserves and amounts to EUR 13,631 million following the appropriations of the year’s profits in accordance with the Board of Directors’ proposal.
     Project Investment Loans are granted for financing creditworthy projects in the emerging markets of Africa, Asia, Central and Eastern Europe, Latin America and the Middle East. The Bank’s Statutes permit loans to be granted and guarantees to be issued under the PIL facility up to an amount corresponding to EUR 4,000 million. The member countries guarantee the PIL loans up to a total amount of EUR 1,800 million. The Bank, however, will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund for PIL. Only thereafter would the Bank be able to call the member countries’ guarantees according to the following principle: the member countries guarantee 90% of each loan under the PIL facility up to a total amount of EUR 1,800 million. Payment under the member countries’ guarantees takes place at the request of the Board of Directors, as provided for under an agreement between the Bank and each individual member country.
     The Bank is authorised to grant special Environmental Investment Loans up to the amount of EUR 300 million, for the financing of environmental projects in the areas adjacent to the member countries. The Bank’s member countries guarantee 100% of the MIL facility.
     Until 31 December 1999, the Bank granted loans for investments in the Baltic countries within the EUR 60 million Baltic Investment Loan facility. The Nordic countries guarantee 100% of the BIL facility.
     The Bank’s lending transactions are recognised in the balance sheet at the time the funds are transferred to the borrower. Loans are recognised initially at historical cost, which corresponds to the fair value of the transferred funds including transaction costs. Loans outstanding are carried at amortised cost. If the loans are hedged against changes in fair value by using derivative instruments, they are recognised in the balance sheet at fair value, with value changes recognised in the profit and loss account. Changes in fair value are generally caused by changes in market interest rates.
CREDIT LOSSES AND IMPAIRMENT OF RECEIVABLES
Receivables are carried at their estimated recoverable amount. Where the collectability of identified loans is in doubt, specific impairment losses are recognised in the profit and loss account. Impairment is defined as the difference between the carrying value of the asset and the net present value of expected future cash flows, determined using the instrument’s original effective interest rate where applicable. Impairment losses are measured based on individual assessment of the collectable amount for loans and guarantees. The assessment takes into account any costs of administration or realisation of the security.
     On the liabilities side, impairment is recognised in respect of the guarantees NIB has issued. The net cost of any calls made under guarantees and other similar commitments issued by NIB is likewise recognised in the profit and loss account.
     In the event that payments in respect of an ordinary loan are more than 90 days overdue, all of the borrower’s loans are deemed to be non-performing and consequently the need for impairment is assessed and recognised.
     In the event that payments in respect of a PIL loan to a government or guaranteed by a government are more than 180 days overdue, all of the borrower’s loans are deemed to be non-performing. Whenever payments in respect of a PIL loan that is not to a government or guaranteed by a government are more than 90 days overdue, all of the borrower’s loans are deemed to be non-performing. Impairment losses are then recognised in respect of the part of the outstanding loan principal, interest, and fees that correspond to the Bank’s own risk for this loan facility at any given point in time.

12 Financial report — Notes to the financial statements	NIB Annual Report 2006
INTANGIBLE ASSETS
Intangible assets mainly consist of investments in software, software licenses and ongoing investments in new IT systems. The investments are carried at historical cost, and are amortised over the assessed useful life of the assets, which is estimated to be between 3 and 5 years. The amortisations are made on a straight-line basis.
TANGIBLE ASSETS
Tangible assets in the balance sheet include land, buildings, office equipment, and other tangible assets owned by the Bank. The assets are recognised at historical cost, less any accumulated depreciation based on their assessed useful life. No depreciations are made for land. The Bank’s office building in Helsinki is depreciated on a straight-line basis over a 40-year period. The Bank’s other buildings are depreciated over a 30-year period. The depreciation period for office equipment and other tangible assets is determined by assessing the individual item. The depreciation period is usually 3 to 5 years.
WRITE-DOWNS AND IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS
The Bank’s assets are reviewed annually for impairment. If there is any objective evidence of impairment, the impairment loss is determined based on the recoverable amount of the assets.
BORROWING
The Bank’s borrowing transactions are recognised in the balance sheet at the time the funds are transferred to the Bank. The borrowing transactions are recognised initially at historical cost, which is the fair value of the funds transferred, less transaction costs. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances, the borrowing transaction is recognised in the balance sheet at fair value, with any changes in value recognised in the profit and loss account.
DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING
The Bank’s derivative instruments are recognised at fair value in the balance sheet as “Other assets” or “Other liabilities”.
     During the time the Bank holds a derivative instrument, any changes in the fair value of such an instrument are recognised in the profit and loss account, or directly in “Equity” as part of the item “Other value adjustments”, depending on the purpose for which the instruments were acquired. The value changes of derivative instruments that were not acquired for hedging purposes are recognised in the profit and loss account. The accounting treatment for derivative instruments that were acquired for hedging purposes depends on whether the hedging operation was in respect of cash flow or fair value.
     At the time the IAS 39 standard concerning hedge accounting was adopted, the Bank had a portfolio of floating rate assets, which had been converted to fixed rates using derivative contracts (swaps). This portfolio was designated as a cash flow hedge, but this specific type of hedging is no longer used. In general, the Bank does not have an ongoing programme for entering into cash flow hedging, although it may choose to do so at any given point in time.
     When hedging future cash flows, the change in fair value of the effective portion of the hedging instrument is recognised directly in “Equity” as part of the item “Other value adjustments” until the maturity of the instrument. At maturity, the amount accumulated in “Equity” is included in the profit and loss account in the same period or periods during which the hedged item affects the profit and loss account.
     In order to protect NIB from market risks that arise as an inherent part of its borrowing and lending activities, the Bank enters into swap transactions. The net effect of the swap hedging is to convert the borrowing and lending transactions to floating rates. This hedging activity is an integrated part of the Bank’s business process and is designed as a fair value hedge.
     When hedging the fair value of a financial asset or liability, the derivative instrument’s change in fair value is recognised in the profit and loss account together with the hedged item’s change in fair value in “Net profit on financial operations”.
     Sometimes a derivative may be a component of a hybrid financial instrument that includes both the derivative and a host contract. Such embedded derivative instruments are part of a structured financing transaction that is hedged against changes in fair value by means of matching swap contracts. In such cases, both the hedged borrowing transaction and the hedging derivative instrument are recognised at fair value with changes in fair value in the profit and loss account.
     The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. When there is a high (negative) correlation between the hedging instrument on the one hand and the value change on the hedged item or the cash flows generated by the hedged item on the other, the hedge is regarded as effective. The hedging relationship is documented at the time the hedge transaction is entered into, and the effectiveness of the hedge is assessed continuously.
FAIR VALUE
The fair value of financial instruments, including derivative instruments that are traded in a liquid market, is the bid or offered closing price at balance sheet date. Many of NIB’s financial instruments are not traded in a liquid market, like the Bank’s borrowing transactions with embedded derivative instruments. These are measured at fair value using different valuation models and techniques. This process involves determining future expected cash flows, which can then be discounted to the balance sheet date. The estimation of future

NIB Annual Report 2006	Financial report — Notes to the financial statements 13
cash flows for these instruments is subject to assumptions on market data and in some cases, in particular where options are involved, even on the behaviour of the Bank’s counterparties. The fair value estimate may therefore be subject to large variations and may not be realisable in the market. Under different market assumptions the values could also differ substantially.
EQUITY
The Bank’s authorised and subscribed capital is EUR 4,141.9 million, of which the paid-in portion is EUR 418.6 million. Payment of the subscribed, non-paid-in portion of the authorised capital, i.e., the callable capital, will take place at the request of the Bank’s Board of Directors to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations.
     The Bank’s reserves have been built up by means of appropriations from the profits of previous accounting periods, and consist of the Statutory Reserve, as well as funds for credit risks: the General Credit Risk Fund, the Special Credit Risk Fund for PIL and the Fund for the HIPC Programme (Debt Initiative for Heavily Indebted Poor Countries).
     The Bank’s profits, after allocation to appropriate credit risk funds, are transferred to the Statutory Reserve until it amounts to 10% of NIB’s subscribed authorised capital. Thereafter, the Board of Governors, upon a proposal by the Bank’s Board of Directors, shall decide upon the allocation of the profits between the reserve fund and dividends on the subscribed capital.
     The General Credit Risk Fund is designed to cover unidentified exceptional risks in the Bank’s operations.
     Allocations to the Special Credit Risk Fund for PIL are made primarily to cover the Bank’s own risk in respect of credit losses on PIL loans.
     In 2000, the Bank decided to participate in the HIPC Programme initiated by the World Bank and the International Monetary Fund. NIB’s participation in the programme concerned only one borrower country. During 2006, the Bank paid its contribution to the HIPC initiative. See Note 15.
INTEREST
The Bank’s net interest income includes accrued interest on loans as well as accruals of the premium or discount value of financial instruments. Net interest income also includes swap fees that are accrued over the transactions’ lifetimes.
     Borrowing costs are recognised as reductions of the borrowing in the balance sheet. They are amortised over the lifetime of the borrowing and included in “Net interest income” in the profit and loss account.
FEES AND COMMISSIONS
Fees collected when disbursing loans are recognised as income at the time of the disbursement, which means that fees and commissions are recognised as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed but not yet disbursed, and are accrued in the profit and loss account over the commitment period.
     Annually recurrent costs arising as a result of the Bank’s borrowing, investment and payment transactions are recognised under the item “Commission expense and fees paid”.
FINANCIAL TRANSACTIONS
The Bank recognises in “Net profit on financial operations” both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are included.
ADMINISTRATIVE EXPENSES
The Bank provides services to its related parties, the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO). Payments received by the Bank for providing services at cost to these organisations are recognised as a reduction in the Bank’s administrative expenses.
     NIB receives a host country reimbursement from the Finnish Government equal to the tax withheld from the salaries of NIB’s employees. This payment reduces the Bank’s administrative expenses. It is shown in Note 5.
LEASING AGREEMENTS
Leasing agreements are classified as operating leases if the rewards and risks incident to ownership of the leased asset, in all major respects, lie with the lessor. Lease payments under operating leases are recognised on a straight-line basis over the lease term. The Bank’s rental agreements are classified as operating leases.
EMPLOYEES’ PENSIONS AND INSURANCE
The Bank is responsible for arranging pension security for its employees. In accordance with the Headquarters Agreement between the Bank and the Finnish Government and as part of the Bank’s pension arrangements, the Bank has decided to apply the Finnish state pension system. Contributions to this pension system, which are paid to the Finnish State Pension Fund, are calculated as a percentage of salaries. The Finnish Government determines the basis for the contributions, and the Finnish State Treasury establishes the actual percentage of the contributions. See Note 5.
     NIB has also provided its permanent employees with a supplementary pension insurance scheme arranged by a private pension insurance company. This is group pension insurance based on a defined contribution plan. The Bank’s pension liability is completely covered.
     In addition to the applicable local social security systems, NIB has taken out a comprehensive accident, life and health insurance policy for its employees in the form of group insurance.

14 Financial report — Notes to the financial statements	NIB Annual Report 2006
Segment information
Segment information and currency distribution in the notes are presented in nominal amounts. The adjustment to hedge accounting is presented as a separate item (except for Note 1, primary reporting segment).
Reclassifications
Some minor reclassifications have been made. The comparative figures have been adjusted accordingly.
International Financial Reporting Standards adopted in 2006 and to be adopted in 2007
NEW STANDARDS AND INTERPRETATIONS 2006
The Bank has assessed the relevance of the new standards, amendments and interpretations that are mandatory for the Bank’s accounting periods beginning on or after 1 January 2006.
     An amendment to IAS 39 concerning financial guarantee contracts has been implemented. The impact of the amendment is considered immaterial.
     The Bank has assessed the relevance of the following amendments and interpretations and concluded that they do not result in changes to the Bank’s accounting policies or they do not have a significant impact on the Bank’s financial statements for 2006.
•	IAS 39 (Amendment) The Fair Value Option. This option has not been used in 2006.

•	IAS 21 (Amendment) The Effects of Changes in Foreign Exchange Rates. The amendment has no relevance for the Bank.

•	IFRIC 4 Determining Whether an Arrangement Contains a Lease. No such lease arrangements existed in 2006.
NEW STANDARDS AND INTERPRETATIONS 2007
The Bank will apply IFRS 7 and IAS 1 (Amendment) to annual periods beginning 1 January 2007. The impact and relevance of IFRIC 9, IFRIC 10 and IFRS 8 for the Bank’s accounting policies are being assessed.
•	IFRS 7 Financial Instruments: Disclosures

The new standard is a pure disclosure standard and does not change the recognition and measurement of financial instruments. Accordingly, it will have no effect on “Net profit” and “Equity”. The new standard requires entities to make enhanced quantitative and qualitative risk disclosures for all major categories of financial instruments in their financial statements.

•	IAS 1 (Amendment) Presentation of Financial Statements: Capital Disclosures

The new standard is a pure disclosure standard and does not result in changes to the Bank’s accounting policies. This amendment to IAS 1 requires entities to disclose information that enables readers to evaluate the entity’s objectives, policies and processes for managing capital. The disclosures are based on information provided internally to key management personnel.

•	IFRIC 9 Reassessment of Embedded Derivatives

•	IFRIC 10 Interim Financial Reporting and Impairment

•	IFRS 8 Operating Segments

NIB Annual Report 2006	Financial report — Notes to the financial statements 15
FINANCIAL GUIDELINES AND RISK MANAGEMENT
NIB assumes a conservative approach to risk-taking. The Bank’s constituent documents require that loans be made in accordance with sound banking principles, that adequate security be obtained for the loans and that the Bank protect itself against the risk of exchange rate losses. The main risks: credit risk, market risk, liquidity risk and operational risk, are managed carefully with risk management closely integrated into the Bank’s business processes. As a multilateral financial institution, NIB is not subject to any national or international banking regulations. However, the Bank’s risk management procedures are reviewed and refined on an ongoing basis in order to comply in substance with evolving market standards, recommendations and best practices.
Key risk responsibilities
The Board of Directors defines the overall risk profile of the Bank by approving financial policies and guidelines, maximum limits for exposure as well as individual loans. The business units, Lending and Treasury, are responsible for managing the risks assumed through their operations and for ensuring that an adequate return for the risks taken is achieved. The departments responsible for risk management, credit and analysis, and internal audit are independent from the departments carrying out the Bank’s business activities. Risk Management has the overall responsibility for identifying, assessing, monitoring and reporting all types of risk inherent in the Bank’s operations. Credit and Analysis is responsible for assessing and monitoring credit risk in the Bank’s lending operations. Internal Audit provides an independent evaluation of the control and risk management processes. Based on regular reporting from the relevant departments, three committees comprising members of the senior management supervise the Bank’s aggregate risk-taking so that it is consistent with its financial resources and risk profile and that risk and return are balanced and appropriate under prevailing market conditions. The Credit Committee’s focus is on credit risk in the Bank’s lending operations, while the Finance Committee oversees risks in the Bank’s treasury operations. The Management Committee oversees the development of the Bank’s risk management infrastructure, ensures that the business conducted is consistent with the risk capacity, reviews the overall management of risks and decides on specific provisions for impairment losses on loans. The committees are responsible for regular reporting to the Board of Directors on the risks assumed and for proposing the development and implementation of new systems and standards for risk management.
Credit risk
Credit risk is NIB’s main financial risk. Credit risk is the risk that the Bank’s borrowers and other counterparties fail to fulfil their contractual obligations and that the collateral provided does not cover the Bank’s claims. Following from NIB’s mandate and financial structure, most of the credit risk arises in the lending operations. The Bank is also exposed to credit risk in its treasury activities, where credit risk derives from the financial assets and derivative instruments that the Bank uses for investing its liquidity and managing currency and interest rate risks as well as other market risks related to structured funding transactions. Credit decisions are primarily made by the Board of Directors, with some delegation of credit approval authority to the President.
CREDIT RISK MANAGEMENT
A primary element of the credit approval process is a detailed risk assessment, which also involves a risk-versus-return analysis. The risk assessment defines the creditworthiness of the counterparty based on an internal credit risk-rating system.
     Credit risk ratings - Credit risk ratings are assigned to borrowers, counterparties in treasury operations and to countries. The rating process is carried out through functions independent of the business-originating departments. The ratings also form the basis for setting exposure limits, for risk-based pricing of loans as well as for monitoring and reporting the Bank’s credit quality. Credit quality is monitored on an ongoing basis and reported regularly to the Credit Committee, the Finance Committee and the Board of Directors.
     The risk-rating system comprises three components: probability of default (PD), loss given default (LGD) and expected loss. The PD reflects the likelihood that the counterparty defaults and LGD reflects the likely unrecoverable portion of the defaulted obligation. Expected loss quantifies the loss that the Bank expects to incur on each defaulted obligation, taking into consideration the combined effect of the probability that the counterparty defaults and the estimate of the unrecoverable portion of the Bank’s claim in case of default. The likelihood of default by individual borrowers is assessed using a rating tool comprising a quantitative and a qualitative assessment of the borrower’s creditworthiness. The borrowers are segmented into 20 rating classes, with the range of default probability defined for each rating class. Class 1 refers to the highest credit quality and class 20 to the lowest credit quality. In addition, the scale includes two classes for defaulted loans. The rating classes are in alignment with the ratings of the major international rating agencies. As such, the classes 1—10 in the Bank’s internal rating scale correspond to investment grade ratings of the rating agencies.

16 Financial report — Notes to the financial statements	NIB Annual Report 2006
     Credit limits - NIB applies a limit system in which maximum exposure to a borrower, treasury counterparty or country is determined based on the probability of default and the expected loss. The limits are aligned to the Bank’s equity and to the counterparty’s equity. The Board of Directors sets the limits for maximum exposure. To reduce large risk concentrations to groups of borrowers and industry sectors, the Bank applies separate portfolio level limits. Exposure to each counterparty is measured on a consolidated group level, i.e. individual counterparties that are linked to one another by ownership or other group affiliation, are considered as one counterparty.
     For loans and capital market investments, credit exposure is measured in terms of current nominal value. Credit exposure resulting from swaps is measured as the current market value plus an allowance for a potential increase in exposure over the transaction’s lifetime (referred to as potential exposure). The add-on for potential exposure reflects the fact that significant fluctuations in the swap’s value may occur over time. As a rule, NIB enters into the International Swaps and Derivatives Association (ISDA) contract with swap counterparties. This allows the netting of the obligations arising under all of the derivative contracts covered by the ISDA agreement in case of insolvency. Netting results in one single net claim on or payment to the counterparty. Netting is applied for the measurement of the Bank’s credit exposure only in those cases when it is deemed to be legally enforceable for the relevant jurisdiction and counterparty. The gross total market value of swaps at year-end 2006 amounted to EUR 827 million, compared to a value of EUR 426 million after applying netting. To further reduce the exposure to derivatives, NIB enters into credit support agreements with its major swap counterparties. The credit support agreements provide risk mitigation, as periodic marking-to-market of the transactions results in collateral being posted by the party being the net obligor. When credit support agreements are in place, NIB does not apply add-ons in the exposure measurement. NIB has recently initiated one-way credit support agreements, whereby the Bank is excluded from posting collateral. Such agreements have, to date, been signed with a few counterparties.
     Economic capital - Economic capital refers to the amount of capital that the Bank needs in order to be able to absorb severe unexpected losses, with a defined level of certainty. Economic capital is estimated for each of the main risks: credit risk, market risk and operational risk. The economic capital calculation is based on the same factors as those used in the process of rating individual counterparties, i.e. PD and LGD. In addition, the Bank uses two factors, i.e. industry sector and geographical location, to capture correlations between assets.
     The economic capital approach is used for monitoring and reporting aggregate risk exposures, providing a basis for the senior management’s assessment of the Bank’s total risk appetite in relation to its financial resources. The Board of Directors is regularly provided with reports on estimated economic capital and risk trends in the Bank’s portfolios.
CREDIT QUALITY
The quality of the Bank’s aggregate credit exposure remained at a high level in 2006. Figure 2, “Total exposure by NIB rating”, compares the quality of the Bank’s credit risks based on the credit risk classification system at year-end 2005 and 2006.
     Lending in member countries - The quality of loans provided in the member countries continued to be very healthy. The share of the five weakest credit risk classes is very low, below 0.1% of the portfolio. Most of the portfolio—more than 75%—is located in the risk classes 6 to 10. Lending in the member countries continued to be well balanced in respect of geographical and industrial sector distribution as well as the distribution by loan size.
     Lending in non-member countries - The quality of the loan portfolio comprising non-member countries remained at the same level as in 2005. The exposure to the five weakest credit risk classes was also very low, amounting to less than 0.2% at year-end 2006. The exposure to the risk classes 6 to 10 amounted to 50% of lending to non-member countries.
     Financial counterparties - The credit quality of the counterparties in the Bank’s treasury operations has remained at a very high level. The exposure to the top five classes accounts for more than 75% of the total exposure.
LOANS OUTSTANDING AND GUARANTEES
Distribution by type of security
as of 31 Dec 2006
Fig. 1
The total amount of the percentage shares may differ from 100% due to rounding.

NIB Annual Report 2006	Financial report — Notes to the financial statements 17

TOTAL EXPOSURE BY NIB RATING
Annual changes
Fig. 2

*	The risk classes range from 1 (highest credit quality) to 20 (lowest credit quality).
     Bank level - At an aggregate level, the Bank’s credit quality improved slightly during the year and continues to be very strong. At year-end 2006 one-third of the credit exposure was in the categories with the lowest risk (1 to 5) and more than 50% in the risk categories 6 to 10. The exposure to the classes with the highest risk (16 to 20) was marginal at 0.1%.
Market risk
Market risk is i.a. the risk that losses incur as a result of fluctuations in exchange rates and interest rates. NIB’s exposure to exchange rate risk occurs when translating assets and liabilities denominated in foreign currencies into the functional currency, the euro. The Bank funds its operations by borrowing in the international capital markets and provides loans often in currencies other than those borrowed, which unhedged would create currency mismatches in assets and liabilities. Furthermore, the funds borrowed often have other interest rate structures than applied in the loans provided to the Bank’s customers. Exposure to exchange rate risk and interest rate risk created in the normal course of business is minimised by the use of derivative instruments. The residual risk must be within strictly defined limits. NIB does not engage in creating speculative exposures to market risk with the aim of making profits. Market risks are measured, managed and reported in accordance with a set of limits and procedures that are reviewed on a regular basis.
EXCHANGE RATE RISK
In accordance with the requirements of its Statutes, NIB’s policy is to manage exchange rate risk within very narrow limits. The Board of Directors approves the limits for acceptable currency positions, i.e. the difference between assets and liabilities in a specific currency. The overnight exposure to any one currency may not exceed the equivalent of EUR 2 million. The currency positions are monitored against the established limits on a daily basis and reported regularly to the Finance Committee.
     The Bank does not have a policy on hedging future net interest income in foreign currency. Loans are provided primarily in euros and US dollars and there is a possibility that interest income in US dollars may cause some fluctuation in the Bank’s future net income in euro terms. However, any such potential fluctuations in future cash flows would be minor in relation to the Bank’s total assets and equity.
INTEREST RATE RISK
The Bank applies a set of limits and various tools to measure and manage interest rate risk. Maximum exposure limits are set by the Board of Directors. Compliance with these limits is monitored on a daily basis and reported regularly to the Finance Committee.
     GAP analysis measures interest rate risk as the sensitivity of the Bank’s interest income to a 1% change in interest rates. A gross total limit is defined for the acceptable interest rate risk, with separate sub-limits for each individual currency. The limits are set in relation to the Bank’s equity and they are adjusted annually. At year-end, the gross total limit was EUR 38 million, which corresponds to approximately 2% of NIB’s equity. Total interest rate risk was approximately EUR 1.43 million, or 3.76% of the limit.
     Risk emanating from differences in the maturity profile of assets and liabilities is managed by establishing limits for refinancing and reinvestment risk. Refinancing risk arises when long-term assets are financed with short-term liabilities. Reinvestment risk occurs when short-term assets are financed with long-term liabilities. The limits for refinancing and reinvestment risk are set in relation to the Bank’s equity. They are reviewed annually and approved by the Board of Directors. At year-end 2006 the maximum limit for refinancing and reinvestment risk was EUR 19 million, which is approximately 1% of NIB’s equity. The total exposure under this limit was EUR 18.95 million. Refinancing and reinvestment risk is measured by means of a sensitivity analysis. The analysis captures the impact on the Bank’s net interest income over time of a 0.1% change in the margin on an asset or liability. In addition, a EUR 1,000 million ceiling has been established to limit the difference in the cash flow from assets and liabilities in the course of any given year. This serves to prevent a large concentration of refinancing or reinvestment needs in the capital markets in one single year.
     NIB invests an amount corresponding to the size of its equity in a fixed income portfolio denominated in euro. According to a Board of Directors’ decision, a maximum of 35% of the equity may be invested on a marked-to-market basis, while the balance must be invested on a held-to-matu-

18 Financial report — Notes to the financial statements	NIB Annual Report 2006
rity basis. To measure interest rate risk in this portfolio, the Bank uses a value-at-risk model and modified duration. Value-at-risk estimates the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. For measuring value-at-risk, the Bank applies both a parametric method and the Monte Carlo method. Under the Monte Carlo method, simulations are made to estimate the sensitivity of the portfolio and the individual transactions to changes in the yield curve and exchange rates. The model is based on a 95% confidence level and a holding period of 1 day. The daily value-at-risk may not exceed 0.4% of the marked-to-market portfolio’s value. In 2006 the daily value-at-risk fluctuated in the interval 0.054-0.149%. At year-end 2006 the value-at-risk amounted to 0.077% or EUR 495,000. Modified duration measures how much the price of a security or portfolio of securities will change for a given change in interest rates. Generally, the shorter the duration, the less interest rate-sensitive the security. The maximum modified duration is set at 5.5 years.
Liquidity risk
Liquidity risk management safeguards the ability of the Bank to meet all payment obligations when they become due. NIB’s policy is to maintain a liquidity corresponding to its net liquidity requirements for 12 months. The liquid assets consist of receivables from banks and high-quality marketable securities denominated primarily in euros and US dollars. An important element of the liquidity risk management is also the Bank’s aim to diversify its funding sources in terms of i.a. investor type and geographical region. The Treasury Department is responsible for managing the liquidity. Status reports are submitted to the Finance Committee on a regular basis.
Operational risks—internal control
Operational risk is the risk of financial losses or damaged reputation due to failure attributable to technology, employees, procedures or physical arrangements. Operational risk also includes legal risk. NIB’s operational risk management focuses on proactive measures in order to ensure business continuity as well as the accuracy of information used internally and reported externally. The Bank’s operational risk management also focuses on the expertise and integrity of its personnel, its adherence to established rules and procedures as well as on security arrangements designed to protect the physical infrastructure of the Bank. The Bank strives to mitigate operational risks by following strict rules for the assignment of duties and responsibilities among and within the departments and maintaining a system of internal control and supervision. The main principle for organising work flows is to segregate business-generating functions from recording and monitoring functions. An important factor in operational risk mitigation is also the continuous development and upgrading of strategic information and communication systems.
The Internal Audit Department performs objective reviews and suggests improvements to the Bank's risk management, control and governance processes. It regularly reviews the Bank's internal control routines. The reviews are carried out in accordance with the recommendations of The Institute of Internal Auditors.
Internal audit
     The internal audit is part of the Bank’s internal control system. Important focal areas for the internal audit include the efficiency and reliability of the Bank’s individual processes and systems, as well as compliance. The internal audit is carried out in accordance with international standards for professional practice issued by the Institute of Internal Auditors. The annual activity plan for the internal audit is approved by the Board of Directors, and the audit reports are regularly submitted to the Board of Directors and to the Bank’s Control Committee.

NIB Annual Report 2006	Financial report — Notes to the financial statements 19
NOTES TO THE PROFIT AND LOSS ACCOUNT, BALANCE SHEET AND CASH FLOW STATEMENT
(1)	SEGMENT INFORMATION
Primary reporting segment—business operations
In its segment reporting, NIB divides its operations into two major segments: lending and financial operations. The lending operations consist of granting loans on commercial terms within and outside the member countries for projects of mutual interest to the member countries and the borrower country. Financial operations consist of the management of liquidity and placement of funds in financial investment portfolios.
(Amounts in EUR 1,000)

			Placements				Placements
			in financial				in financial
			investment				investment
	Lending	Liquidity	portfolios	Total	Lending	Liquidity	portfolios	Total
	2006	2006	2006	2006	2005	2005	2005	2005

Net interest income	80,777	20,194	77,837	178,807	77,574	20,444	70,646	168,664
Commission income and fees received	6,598	222	—	6,820	6,509	2,125	—	8,634
Commission expense and fees paid	—	-1,734	—	-1,734	-222	-1,302	—	-1,524
Net profit / loss on financial operations	776	-4,771	-10,411	-14,406	1,349	7,027	8,960	17,335
Foreign exchange gains and losses	—	136	—	136	—	-105	—	-105
Administrative expenses	-23,984	-1,353	-2,573	-27,909	-21,291	-612	-2,131	-24,034
Depreciation	-2,718	-1,070	-458	-4,246	-2,428	-956	-410	-3,794
Credit loss / recovery	—	—	—	—	119	—	—	119
Profit for the year	61,449	11,625	64,394	137,469	61,609	26,620	77,066	165,295
Assets	11,642,905	4,324,391	2,020,850	17,988,146	11,803,415	4,429,449	1,945,569	18,178,433
Secondary reporting segment—geographical segment
The table below is based on the region where the borrowers reside, according to the domicile of the borrower’s group headquarters.
(Amounts in EUR 1,000)

	2006	2005
	Net interest income	Net interest income

Member countries
Denmark	6,025	5,571
Estonia	765	1,124
Finland	15,847	15,609
Iceland	3,825	3,046
Latvia	1,059	1,174
Lithuania	215	315
Norway	7,284	6,464
Sweden	21,602	22,666

Total, member countries	56,621	55,969

Non-member countries
Africa	2,051	2,220
Asia	7,846	7,369
Central and Eastern Europe	6,027	4,350
Latin America	6,946	6,406
Middle East	1,286	1,260

Total, non-member countries	24,155	21,605

Total, net interest income from lending	80,777	77,574

20 Financial report — Notes to the financial statements	NIB Annual Report 2006
(2)	INTEREST INCOME AND INTEREST EXPENSE
     (Amounts in EUR 1,000)

	2006	2005
Interest income
Cash and cash equivalents	136,969	102,841
Placements with credit institutions for more than 6 months	2,881	2,305
Debt securities of more than 6 months	61,159	59,801
Loans outstanding	471,480	363,590
Other interest income	708	262

Total, interest income 1)	673,197	528,799

Interest expense
Short-term amounts owed to credit institutions	11,553	8,456
Long-term amounts owed to credit institutions	2,728	2,228
Short-term repurchase agreements	6,724	4,773
Debts evidenced by certificates	685,420	620,167
Swap contracts and other interest expenses, net	-221,127	-283,398
Borrowing costs	9,091	7,909

Total, interest expense 2)	494,390	360,135

1)	Including interest income of financial assets recognised at amortised cost: EUR 539,964 thousand (435,998).

2)	Including interest expense of financial liabilities recognised at amortised cost: EUR 487,666 thousand (355,362).
(3)	COMMISSION INCOME AND FEES RECEIVED
(Amounts in EUR 1,000)

	2006	2005

Commitment fees	1,823	2,065
Loan disbursement fees	3,232	3,256
Guarantee commissions	139	139
Premiums on prepayments of loans	1,404	3,030
Commissions on lending of securities	222	143

Total, commission income and fees received	6,821	8,634
(4)	NET PROFIT / LOSS ON FINANCIAL OPERATIONS
(Amounts in EUR 1,000)

	2006	2005

Debt securities in trading portfolio, realised gains and losses	-2,258	19,708
Debt securities in trading portfolio, unrealised gains and losses	-7,533	-8,927
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	-5,386	3,770
Changes in fair value of non-hedging derivatives, unrealised gains and losses	-1,648	1,049
Repurchase of NIB bonds, other items	2,419	1,736

Total, net profit / loss on financial operations	-14,406	17,335

NIB Annual Report 2006	Financial report — Notes to the financial statements 21
(5)	GENERAL ADMINISTRATIVE EXPENSES
(Amounts in EUR 1,000)

	2006	2005
Staff costs	18,032	15,870
Pension premiums in accordance with the Finnish state pension system	3,141	2,913
Other pension premiums	1,029	1,147
Office premises costs	2,253	1,385
IT costs	1,974	1,879
Other general administrative expenses	7,407	6,495
Cost coverage, NDF and NEFCO	-843	-820
Cost coverage, rental income and other administrative income	-645	-601

Total	32,350	28,268

Host country reimbursement according to agreement with the Finnish Government	-4,440	-4,234

Net	27,909	24,034

	2006	2005
Remuneration to the auditors
Audit fee 1)	168	125
Other audit-related service fee	3	18

Total remuneration	171	143

1)	The cost of issuing comfort letters and certificates in relation to the borrowing operations of the Bank is included in the audit fee.

	2006	2005
Average number of employees	158	151
Average age of the employees	43	43
Average period (years) of employment	9	10

Distribution by gender
All employees
Females	77	74
Males	83	76
Management Committee (including the President)
Females	2	1
Males	5	6
Professional staff
Females	33	30
Males	60	54
Clerical staff
Females	42	43
Males	18	16
Compensation for the Board of Directors, the Control Committee,
the President and the Management Committee
Compensation for the Board of Directors (BoD) and the Control Committee (CC) is set by the Board of Governors (BoG). The compensation consists of a fixed annual remuneration and an attendee allowance. The members of the BoD and the CC are also entitled to reimbursement of travel and accommodation expenses and a daily allowance in accordance with the Bank’s travel policy.
The BoD makes decisions concerning the employment and the remuneration of the President. The President is appointed on a fixed-term contract for five years at a time. While the BoD decides on the principles for remuneration of the members of the Management Committee (MC), the President decides upon the employment and specific remuneration of the MC. The members of the MC are normally employed for an indefinite period of time. The period of notice varies from three to six months. The remuneration package for the members of the MC includes a fixed base salary and customary taxable benefits, which are in principle the same for all staff on the managerial level. In addition to this remuneration package, the members of the MC enjoy other benefits common to all staff (healthcare, supplementary group pension, staff loans and insurance coverage). The Bank pays performance bonuses up to one month’s salary for excellent and extraordinary performance within a total of 1.5% of the estimated total staff salary costs for the previous year.

22 Financial report — Notes to the financial statements	NIB Annual Report 2006
Compensation for the BoD, the CC, the President and the MC is presented in the table below:
(Amounts in EUR)

	2006	2005
	Compensation/	Compensation/
	Taxable income	Taxable income
Board of Directors
Chairman
annual remuneration	12,141	11,900
attendee allowance	1,510	1,890
Other Directors and Alternates (15 persons)
annual remuneration	70,079	68,680
attendee allowance	10,284	12,235
Control Committee
Chairman
annual remuneration	3,488	4,007
attendee allowance	328	775
Other members (9 persons)
annual remuneration	13,747	14,897
attendee allowance	1,900	4,081
President	418,472	600,020	2)
Members of the Management Committee (6 persons)	1,415,717	1,346,747

2)	The figure includes a retirement package of EUR 214,915 for the previous President.
     Pension obligations
NIB is responsible for arranging the pension security for its employees. The current pension arrangement consists of pension based on the Finnish state pension system (VEL Pension) as the basis for the pension benefits. The VEL pension is calculated on the basis of the employee’s annual taxable income and the applicable age-linked pension accrual rate. The employer’s pension contribution in 2006 was 17.63% of the taxable income. The employee’s pension contribution was either 4.3% or 5.4%, depending on the employee’s age. NIB pays this contribution for the permanent staff and it is taxed as a benefit for the employee.
In addition to the VEL Pension, the Bank has taken out a supplementary group pension insurance policy for all its permanently employed staff including the President. This pension insurance is based on the principle of a defined contribution. The insurance premium, 6.5%, is calculated on the basis of the employee’s taxable income and paid until the age of 63.
Pension premiums paid for the President amounted to EUR 192,492, of which EUR 96,118 comprised supplementary pension premiums. The corresponding figures for the MC were EUR 472,653 and EUR 156,469.
     Staff loans
Staff loans can be granted to permanently employed staff members who have been employed by the Bank for a period of at least one year. The President is granted staff loans subject to a recommendation from the BoD, and the members of the MC are granted staff loans subject to a recommendation from the President. The staff loans are granted by a commercial bank, subject to a recommendation from NIB. Staff loans are granted for the financing of, for example, a permanent residence, other accommodation and motor vehicles.
The total loan amount cannot exceed the amount equivalent to the employee’s base salary for twenty months, the maximum loan amount being EUR 100,000. The employee pays interest on the loan in accordance with the official base rate established by the Ministry of Finance in Finland (3.25% in July—December 2006). The same interest rates, terms and conditions are applicable to all the employees of the Bank, including the President and MC members.
As of 31 December 2006, the total amount outstanding of staff loans to the MC was EUR 57,071 (EUR 65,564 in 2005).
     Additional benefits to expatriates
Professional staff (including Management Committee members) who move to Finland for the sole purpose of taking up employment in the Bank, are entitled to certain expatriate benefits, such as an expatriate allowance and a spouse allowance. In addition, NIB assists the expatriate, e.g., in finding accommodation, usually by renting a house or a flat in its own name. The staff member reimburses the Bank a part of the rent, which equals at least the tax value of the accommodation benefit established annually by the Finnish National Board of Taxes.

NIB Annual Report 2006	Financial report — Notes to the financial statements 23
     Rental agreement
NIB owns its headquarters office building in Helsinki. The building’s total area is 18,500 m2. The Bank rents office space totalling 2,148 m2 adjacent to its main office building. Furthermore, the Bank rents office space totalling 353 m2 in the Nordic countries and in Singapore. A total of 1,700 m2 is rented to other parties.
(6)	CREDIT LOSS / RECOVERY (Amounts in EUR 1,000)

	2006	2005
Credit losses covered by previously recognised credit losses	—	947
Credit losses recognised during the year	—	—
Reversals of previously recognised credit losses	—	-1,066

Credit loss / recovery, net	—	-119
See also Note 8.

(7)	FINANCIAL PLACEMENTS

The debt securities were issued by the following counterparties: (Amounts in EUR million)

	2006	2005
Governments	455	425
Public institutions	96	78
Other	865	799

Total, debt securities	1,416	1,303
These debt securities are at fixed interest rates.
The distribution of the Bank’s debt security portfolios was as follows:
(Amounts in EUR million)

	Book value		Fair value
	2006	2005	2006	2005
Trading portfolio	253	273	253	273
Held-to-maturity portfolio	1,164	1,030	1,171	1,086

Total, debt securities	1,416	1,303	1,424	1,358
(8)	LOANS OUTSTANDING AND GUARANTEE COMMITMENTS
Loans outstanding were distributed as follows over the Bank’s four loan facilities: (Amounts in EUR million)

	2006	2005
Ordinary Loans
Investment loans in the member countries	9,190	9,404
Investment loans in other countries	196	116
Regional loans in the Nordic countries	23	60
Adjustment to hedge accounting	-12	33

Total	9,397	9,613

Project Investment Loans (PIL)
Africa	235	261
Asia	802	839
Central and Eastern Europe	335	340
Latin America	536	459
Middle East	123	116
Adjustment to hedge accounting	-3	3

Total	2,028	2,017

Environmental Investment Loans (MIL)	105	83
Baltic Investment Loans (BIL)	4	4

Total, loans outstanding	11,534	11,717

24 Financial report — Notes to the financial statements	NIB Annual Report 2006
The figure for loans outstanding, EUR 11,534 million (11,717), includes medium-term notes (MTN) of EUR 2,137 million (2,167). These are held at amortised cost unless they form a part of a qualifying hedging relationship with a derivative. In a hedge accounting relationship, the MTNs are recognised at fair value.
Loans outstanding at floating interest rates amounted to EUR 10,265 million (10,248), while those at fixed interest rates amounted to EUR 1,284 million (1,432). Guarantee commitments under Ordinary Lending amounted to EUR 25.0 million (25.0) as of 31 December 2006.
     Credit losses
A total of EUR 0.4 million (0.5) has been deducted from the Bank’s loans outstanding for impairment losses on loans. This amount was comprised only of impairment losses on Project Investment Loans. The following changes were recognised in the balance sheet in respect of impairment losses:
(Amounts in EUR million)

	2006	2005
Impairment losses as of 1 January	0.5	1.0
Impairment losses recognised during the year	—	0.5
Reversals of previously recognised impairment losses	—	-1.1
Exchange rate adjustments	-0.1	0.1

Impairment losses as of 31 December	0.4	0.5
See also Note 6.
The distribution of impairment losses was as follows:
(Amounts in EUR million)

Distribution by loan facility	2006	2005
Ordinary Loans	—	—
Project Investment Loans (PIL)
Africa	—	—
Asia	—	—
Central and Eastern Europe	—	—
Latin America	0.4	0.5
Middle East	—	—

Total, impairment losses	0.4	0.5
As of 31 December 2006, all of the Bank’s loans were performing.
As of 31 December 2006, loans agreed but not yet disbursed amounted to the following:
(Amounts in EUR million)

Loans agreed but not yet disbursed	2006	2005
Ordinary Loans	658	690
Project Investment Loans	717	820
Environmental Investment Loans	129	115

Total, loans agreed but not yet disbursed	1,503	1,625
The amounts set forth above for loans agreed but not yet disbursed include loans in considerable amounts, where certain conditions, primarily interest rate conditions, may not yet have been finally approved. They therefore cannot be considered as binding commitments for the Bank.
Currency distribution of loans outstanding
(Nominal amounts, in EUR million)

	Ordinary Loans		PIL loans		Total1)
Currency	2006	2005	2006	2005	2006	2005

Nordic currencies	3,082	3,161	—	1	3,083	3,163
EUR	5,193	5,048	435	335	5,706	5,454
USD	1,037	1,249	1,570	1,645	2,639	2,910
Other currencies	96	121	26	33	122	154

Total	9,408	9,580	2,031	2,014	11,549	11,680

Adjustment to hedge accounting	-11	33	-3	3	-15	36

Total, loans outstanding	9,397	9,613	2,028	2,017	11,534	11,717

1)	The total amount also includes EUR 105 million (83) in Environmental Investment Loans (MIL) and EUR 4 million (4) in Baltic Investment Loans (BIL).

NIB Annual Report 2006	Financial report — Notes to the financial statements 25
     Sectoral distribution
      (Amounts in EUR million)

Loans outstanding as of 31 December	2006	2006	2005	2005
Manufacturing	4,287	37%	4,518	39%
Energy	2,998	26%	3,054	26%
Transport and communications	1,684	15%	1,590	14%
Trade and services	816	7%	826	7%
Banking and finance 2)	959	8%	887	8%
Regional loans	—	0%	60	1%
Other	805	7%	747	6%
Adjustment to hedge accounting	-15	0%	36	0%

Total	11,534	100%	11,717	100%

Loans disbursed	2006	2006	2005	2005
Manufacturing	362	23%	737	35%
Energy	389	24%	535	26%
Transport and communications	348	22%	299	14%
Trade and services	127	8%	157	8%
Banking and finance 2)	157	10%	229	11%
Regional loans	—	0%	—	0%
Other	223	14%	137	7%

Total	1,605	100%	2,092	100%

2)	Including the Bank’s financial intermediaries.
     Distribution of loans outstanding and guarantees by various types of security
     The following table shows loans outstanding, including guarantee commitments, distributed by type of security:
     (Amounts in EUR million)

As of 31 December 2006	Amount	Total amount	Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	200
Loans to or guaranteed by other countries	1,510	1,710	14.7
Loans to or guaranteed by local authorities in member countries		315	2.7
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		607	5.2
Loans to or guaranteed by banks		836	7.2
Other loans
Backed by a lien or other security in property	393
With a guarantee from the parent company and other guarantees	1,817
With a negative pledge clause and other covenants	5,869
Without formal security	28	8,107	70.0

Total		11,574	100.0

Adjustment to hedge accounting		-15

Total, loans outstanding (including guarantees)		11,559

As of 31 December 2005	Amount	Total amount	Share, in %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	187
Loans to or guaranteed by other countries	1,534	1,721	14.7
Loans to or guaranteed by local authorities in member countries		319	2.7
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		656	5.6
Loans to or guaranteed by banks		792	6.8
Other loans
Backed by a lien or other security in property	389
With a guarantee from the parent company and other guarantees	1,839
With a negative pledge clause and other covenants	5,960
Without formal security	30	8,218	70.2

Total		11,706	100.0

Adjustment to hedge accounting		36

Total, loans outstanding (including guarantees)		11,742

26 Financial report — Notes to the financial statements	NIB Annual Report 2006
According to NIB’s Statutes, the member countries shall cover the Bank’s losses arising from failure of payment in connection with PIL loans up to the following amounts:
(Amounts in EUR 1,000)

		2006		2005
Member country	Amount of guarantee	Share, in %	Amount of guarantee	Share, in %
Denmark	377,821	21.0	377,821	21.0
Estonia	13,139	0.7	13,139	0.7
Finland	344,860	19.2	344,860	19.2
Iceland	15,586	0.9	15,586	0.9
Latvia	19,058	1.1	19,058	1.1
Lithuania	29,472	1.6	29,472	1.6
Norway	329,309	18.3	329,309	18.3
Sweden	670,755	37.3	670,755	37.3

Total	1,800,000	100.0	1,800,000	100.0
According to NIB’s Statutes, the member countries shall cover 100% of the Bank’s losses arising from failure of payment in connection with MIL loans up to the following amounts:
(Amounts in EUR 1,000)

		2006		2005
Member country	Amount of guarantee	Share, in %	Amount of guarantee	Share, in %
Denmark	70,113	23.4	70,113	23.4
Estonia	2,190	0.7	2,190	0.7
Finland	51,377	17.1	51,377	17.1
Iceland	3,187	1.1	3,187	1.1
Latvia	3,176	1.1	3,176	1.1
Lithuania	4,912	1.6	4,912	1.6
Norway	61,324	20.4	61,324	20.4
Sweden	103,720	34.6	103,720	34.6

Total	300,000	100.0	300,000	100.0
In addition, BIL loans outstanding totalled EUR 4 million (4) and were guaranteed by the Nordic countries at 100%.

(9)	INTANGIBLE AND TANGIBLE ASSETS
The Bank’s intangible assets amounted to EUR 7.3 million (7.4).
As of 31 December 2006, the historical cost of buildings and land was recognised in the balance sheet (net of depreciation on the buildings in accordance with the depreciation plan) at EUR 28.3 million (29.0).
The value of office equipment and other tangible assets is recognised at EUR 7.3 million (5.9).
(Amounts in EUR 1,000)

Computer software
development costs, total
Intangible assets
Acquisition value at the beginning of the year	9,681
Acquisitions during the year	1,912
Sales/disposals during the year	—
Acquisition value at the end of the year	11,593

Accumulated amortisation at the beginning of the year	2,259
Amortisation according to plan for the year	1,986
Accumulated amortisation on sales/disposals during the year	6
Accumulated amortisation at the end of the year	4,251

Net book value	7,342

NIB Annual Report 2006	Financial report — Notes to the financial statements 27
     (Amounts in EUR 1,000)

		Office equipment
		and other
	Buildings	tangible assets	Total
Tangible assets
Acquisition value at the beginning of the year	33,704	9,341	43,045
Acquisitions during the year	—	3,024	3,024
Sales/disposals during the year	—	-266	-266
Acquisition value at the end of the year	33,704	12,099	45,803

Accumulated depreciation at the beginning of the year	4,728	3,433	8,161
Depreciation according to plan for the year	670	1,590	2,260
Accumulated depreciation on sales/disposals during the year	—	-252	-252
Accumulated depreciation at the end of the year	5,398	4,771	10,170

Net book value	28,305	7,328	35,633
The impairment tests conducted in 2006 did not indicate any need for impairment.

(10)	DEPRECIATION
(Amounts in EUR 1,000)

	2006	2005
Intangible assets	1,986	1,357
Tangible assets
Buildings	670	670
Office equipment	1,590	1,766

Total	4,246	3,794

(11)	OTHER ASSETS
Derivatives are included in “Other assets”.
(Amounts in EUR million)

	2006	2005
Floating interest rates, nominal amount	8,857	8,870
Fixed interest rates, nominal amount	12,286	12,536

Total, nominal amount	21,143	21,406
Netting of nominal amount per derivative	-20,618	-20,818

Derivative receivables, net	525	588
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	226	488

Derivative instruments	751	1,076
Other	12	3

Total	763	1,079
Derivatives are carried at fair value in the balance sheet net per contract. Thus, swap contracts with a positive net fair value are recognised in the balance sheet under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

28 Financial report — Notes to the financial statements	NIB Annual Report 2006
(12)	DEBTS EVIDENCED BY CERTIFICATES AND SWAPS

At year-end, the Bank’s borrowings evidenced by certificates were distributed among the currencies shown in the table below. The table also demonstrates the distribution of borrowings by currency on an after-swap basis:
(Amounts in EUR million)

			Swap contracts
	Borrowing		payable/receivable		Net currency
Currency	2006	2005	2006	2005	2006	2005

Nordic currencies	588	945	2,504	2,284	3,092	3,229
EUR	777	939	6,845	6,048	7,623	6,987
USD	5,736	6,454	-2,362	-2,643	3,373	3,811
JPY	1,507	1,462	-1,466	-1,424	40	38
GBP	1,961	1,791	-1,939	-1,771	22	20
HKD	416	457	-416	-457	—	—
Other currencies	2,671	1,981	-2,622	-1,909	49	71

Total	13,656	14,028	543	127	14,199	14,155

Adjustments to hedge accounting and changes in fair value of non-hedging derivatives	-34	427	13	-409	-21	18
Swap fees	—	—	109	141	109	141

Total, borrowings outstanding	13,622	14,456	664	-141	14,286	14,315
The table set forth above includes 279 (244) borrowing transactions in the equivalent amount of EUR 8,813 million (9,203) entered into under the Bank’s euro medium-term note programme, 4 (4) borrowing transactions in the equivalent amount of EUR 177 million (170) under the Bank’s Swedish medium-term note programme, 4 (4) borrowing transactions in the equivalent amount of EUR 3,037 million (3,391) under the Bank’s US medium-term note programme and 4 (-) borrowing transactions in the equivalent amount of EUR 599 million (-) under the Bank’s Australian medium-term note programme. The Bank has established a USD 600 million commercial paper programme in Europe and another USD 600 million programme in the United States.

Of debt securities issued, the amount of EUR 1,579 million (1,767) is at floating interest rates, while EUR 11,825 million (12,019) is at fixed interest rates. Other borrowing transactions, amounting to EUR 251 million (242), are at fixed interest rates.

(13)	OTHER LIABILITIES

Derivatives are included in “Other liabilities”. (Amounts in EUR million)

	2006	2005

Floating interest rates, nominal amount	20,328	20,106
Fixed interest rates, nominal amount	1,358	1,426

Total, nominal amount	21,686	21,532
Netting of nominal amount per derivative	-20,509	-20,676

Derivative payables, net	1,177	856
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	239	79

Derivative instruments	1,415	935
Other	4	5

Total	1,420	940
Derivatives are carried at fair value in the balance sheet net per contract. Thus, swap contracts with a positive net fair value are recognised in the balance sheet under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

NIB Annual Report 2006	Financial report — Notes to the financial statements 29
(14)	AUTHORISED CAPITAL—PAID-IN CAPITAL

The member countries’ portions of authorised capital are as follows: (Amounts in EUR million)

Member country	2006	Share, in %	2005	Share, in %
Denmark	881.1	21.3	881.1	21.3
Estonia	30.2	0.7	30.2	0.7
Finland	765.8	18.5	765.8	18.5
Iceland	38.6	0.9	38.6	0.9
Latvia	43.9	1.1	43.9	1.1
Lithuania	67.8	1.6	67.8	1.6
Norway	793.1	19.1	793.1	19.1
Sweden	1,521.4	36.7	1,521.4	36.7

Total	4,141.9	100.0	4,141.9	100.0
The member countries’ portions of paid-in capital are as follows: (Amounts in EUR million)

Member country	2006	Share, in %	2005	Share, in %
Denmark	89.2	21.3	89.2	21.3
Estonia	3.1	0.7	3.1	0.7
Finland	74.4	17.8	74.4	17.8
Iceland	3.9	0.9	3.9	0.9
Latvia	4.4	1.1	4.4	1.1
Lithuania	6.9	1.6	6.9	1.6
Norway	77.1	18.4	77.1	18.4
Sweden	159.5	38.1	159.5	38.1

Total	418.6	100.0	418.6	100.0
Due to the fact that Estonia, Latvia and Lithuania became members of the Bank on 1 January 2005, the Bank’s authorised capital increased to EUR 4,141.9 million as of 1 January 2005 and the paid-in portion of the authorised capital increased to EUR 418.6 million. In consequence of the Bank’s membership enlargement, the share of each member country in the authorised capital changed as of 1 January 2005.

The new member countries shall make their payments of the paid-in portion pursuant to an agreed schedule of payments in three annual instalments, the first of which was made on 31 March 2005.

(15)	STATUTORY RESERVE AND CREDIT RISK FUNDS

At the end of 2006, the Statutory Reserve amounted to EUR 645.0 million, or 15.6% of the Bank’s authorised capital of EUR 4,141.9 million.

The General Credit Risk Fund recognised in “Equity” is built up by means of allocations from prior years’ profits. This fund is established to cover unidentified, exceptional credit losses. The Statutory Reserve and the General Credit Risk Fund together constitute the Bank’s general reserves. The General Credit Risk Fund amounted to EUR 534.7 million in 2006.

In accordance with its Statutes, the Bank has a Special Credit Risk Fund for the Project Investment Loan facility. This fund is primarily designed to cover the Bank’s own risk in respect of this loan facility, guaranteed by the member countries. In 2006, the fund amounted to EUR 238.2 million. The Bank assumes 100% of any losses under individual PIL loans, up to the amount available at any given time in the Special Credit Risk Fund for PIL. Only after this fund has been fully used, can the Board of Directors call the member country guarantees.

In addition, the Bank has established a EUR 4.3 million fund in “Equity” for the HIPC Programme (Debt Initiative for Heavily Indebted Poor Countries). During 2006 the Bank paid its contribution to the HIPC Programme.

Taken together, these credit risk funds (General Credit Risk Fund, Special Credit Risk Fund PIL and Fund for the HIPC Programme) amounted to EUR 773.5 million as of 31 December 2006.

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have, as of 1 January 2005, agreed to pay to the Bank’s reserves altogether the amount of EUR 42.7 million in the same proportion as their share of the subscribed capital. Estonia, Latvia and Lithuania will make their payments in semi-annual instalments in accordance with individual payment agreements during the period from 31 March 2008 to 30 September 2012.

30 Financial report — Notes to the financial statements	NIB Annual Report 2006
(16)	COLLATERAL AND COMMITMENTS

(Amounts in EUR million)

	2006	2005
Guarantees issued (Note 8)	25	25
Loans agreed but not yet disbursed (Note 8)	1,503	1,625
Borrowing commitments	20	—
Guarantee commitments for staff loans	—	—

Securities as collateral for repurchase agreements 1)	205	105

Callable commitments in financial placements	13	18

Collateral with respect to derivatives exposure
Collateral received 2)	270	268
Collateral given 1)	—	—

1)	Book value

2)	Fair value
(17)	FAIR VALUE OF FINANCIAL INSTRUMENTS

(Amounts in EUR million)

	2006			2005
	Carrying	Fair		Carrying	Fair
	amount	value	Difference	amount	value	Difference

Assets
Cash equivalents at fair value through profit or loss	3,506	3,506	—	3,015	3,015	—
Other cash and cash equivalents	248	248	—	554	554	—

Cash and cash equivalents, total	3,753	3,753	—	3,569	3,569	—
Placements with credit institutions	91	91	—	106	106	—
Debt securities at fair value through profit or loss	253	253	—	272	272	—
Other debt securities	1,164	1,171	7	1,030	1,085	55

Debt securities, total	1,416	1,424	7	1,303	1,358	55
Other financial placements available for sale	7	7	—	7	8	1
Hedged loans outstanding in fair value hedging relationships	1,250	1,250	—	1,408	1,408	—
Loans outstanding, other	10,284	10,264	-21	10,309	10,305	-4

Loans outstanding, total	11,534	11,513	-21	11,717	11,713	-4
Hedging derivatives at fair value	744	744	—	947	947	—
Other derivatives at fair value	7	7	—	129	129	—

Derivatives at fair value, total	751	751	—	1,076	1,076	—
			-13			52

Liabilities
Short-term amounts owed to credit institutions	313	313	—	350	350	—
Long-term amounts owed to credit institutions	90	90	—	100	100	—
Repurchase agreements	217	217	—	118	118	—
Hedged debt securities issued in fair value hedging relationships	13,351	13,351	—	14,162	14,162	—
Other debt securities issued	16	12	-4	44	45	1

Debt securities issued, total	13,367	13,364	-4	14,205	14,206	1
Hedged other debt in fair value relationships	254	254	—	251	251	—
Hedging derivatives at fair value	583	583	—	344	344	—
Other derivatives at fair value	832	832	—	591	591	—

Derivatives at fair value, total	1,415	1,415	—	935	935	—
			-4			1

Net			-10			51

NIB Annual Report 2006	Financial report — Notes to the financial statements 31
(18)	MATURITY PROFILE
The table set forth below presents assets and liabilities according to their remaining maturities, calculated from closing date to maturity date. The possibility of prepayments is taken into consideration regarding derivative contracts and borrowing transactions. Loans outstanding, however, are reported according to the latest possible repayment date. Those assets and liabilities that do not have a contractual maturity date, as well as all value adjustments, are recognised in the “Undefined” column. See also Notes 11 and 13.
     2006
     (Amounts in EUR million)

		Over 3	Over 6	Over 1	Over 5
		months	months	year	years
		and up	and up	and up	and up
	Up to and	to and	to and	to and	to and
	including	including	including	including	including	Over
	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total

Assets
Cash and cash equivalents	280	5	13	2,671	715	69	—	3,753
Financial placements Placements with credit institutions	22	29	38	—	—	—	2	91
Investment securities	71	45	—	565	441	298	-4	1,416
Other	—	—	—	—	—	—	7	7

	93	74	38	565	441	298	5	1,515
Loans outstanding	232	311	524	5,138	4,206	1,138	-15	11,534
Intangible assets	—	—	—	—	—	—	7	7
Tangible assets	—	—	—	—	—	—	36	36
Other assets
Derivatives
Receivables	557	401	356	3,312	1,540	800	226	7,192
Payables	-533	-381	-337	-3,161	-1,344	-684	—	-6,441

	24	19	19	150	196	117	226	751
Other assets	—	—	—	—	—	—	12	12
Paid-in capital and payments to the Bank’s reserves, receivable	—	—	—	—	—	—	47	47
Accrued interest and fees receivable	—	—	—	—	—	—	332	332

Total assets	630	410	594	8,524	5,558	1,622	651	17,988

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	308	5	—	—	—	—	—	313
Long-term	23	29	39	—	—	—	—	90

	330	34	39	—	—	—	—	403
Repurchase agreements	217	—	—	—	—	—	—	217
Debts evidenced by certificates	1,197	447	874	8,380	1,675	1,083	-34	13,622
Other liabilities
Derivatives
Receivables	-705	-247	-618	-9,777	-1,874	-848	239	-13,830
Payables	762	334	635	10,428	2,126	960	—	15,245

	57	88	17	651	252	112	239	1,415
Other liabilities	—	—	—	—	—	—	4	4
Accrued interest and fees payable	—	—	—	—	—	—	306	306

Total liabilities	1,800	569	929	9,031	1,927	1,196	515	15,967

Equity	—	—	—	—	—	—	2,021	2,021

Total liabilities and equity	1,800	569	929	9,031	1,927	1,196	2,536	17,988

Net during the period	-1,170	-159	-336	-507	3,631	426	-1,885	—
Cumulative net during the period	-1,170	-1,329	-1,665	-2,172	1,459	1,885	—	—

32 Financial report — Notes to the financial statements	NIB Annual Report 2006
          2005
          (Amounts in EUR million)

		Over 3	Over 6	Over 1	Over 5
		months	months	year	years
		and up	and up	and up	and up
	Up to and	to and	to and	to and	to and
	including	including	including	including	including	Over
	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total

Assets
Cash and cash equivalents	710	91	332	1,792	565	77	2	3,569
Financial placements Placements with credit institutions	22	26	57	—	—	—	2	106
Investment securities	25	105	—	581	385	204	3	1,303
Other	—	—	—	—	—	—	7	7

	47	130	57	581	385	204	12	1,416
Loans outstanding	246	297	606	4,990	4,398	1,144	36	11,717
Intangible assets	—	—	—	—	—	—	7	7
Tangible assets	—	—	—	—	—	—	35	35
Other assets
Derivatives
Receivables	312	487	755	5,148	1,972	1,395	488	10,557
Payables	-288	-454	-741	-4,921	-1,889	-1,188	—	-9,481

	23	33	14	227	83	208	488	1,076
Other assets	—	—	—	—	—	—	3	3
Paid-in capital and payments to the Bank’s reserves, receivable	—	—	—	—	—	—	52	52
Accrued interest and fees receivable	—	—	—	—	—	—	305	305

Total assets	1,026	551	1,008	7,590	5,431	1,633	940	18,178

Liabilities and equity Liabilities
Amounts owed to credit institutions
Short-term	341	9	—	—	—	—	—	350
Long-term	22	26	52	—	—	—	—	100

	363	35	52	—	—	—	—	450
Repurchase agreements	118	—	—	—	—	—	—	118
Debts evidenced by certificates	1,265	887	769	7,894	1,682	1,531	427	14,456
Other liabilities
Derivatives
Receivables	-1,508	-588	-304	-6,598	-1,164	-1,034	79	-11,116
Payables	1,643	637	338	6,953	1,268	1,212	—	12,051

	135	50	34	355	104	178	79	935
Other liabilities	—	—	—	—	—	—	5	5
Accrued interest and fees payable	—	—	—	—	—	—	269	269

Total liabilities	1,881	971	856	8,249	1,786	1,709	781	16,233

Equity	—	—	—	—	—	—	1,946	1,946

Total liabilities and equity	1,881	971	856	8,249	1,786	1,709	2,726	18,178

Net during the period	-855	-420	152	-659	3,645	-76	-1,787	—
Cumulative net during the period	-855	-1,275	-1,123	-1,782	1,863	1,787	—	—

NIB Annual Report 2006	Financial report — Notes to the financial statements 33
(19)	INTEREST RATE RISK
Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on the interest income recognised in the profit and loss account. The table below provides information on the extent of the Bank’s interest rate exposure. The assets and liabilities are grouped into buckets defined by their time to maturity or the date of the interest rate adjustment. The difference, or gap, between assets and liabilities in each time bucket makes the Bank sensitive to interest rate fluctuations.
           (Amounts in EUR million)

		Over 3	Over 6	Over 1	Over 5
		months	months	year	years
		and up	and up	and up	and up
	Up to and	to and	to and	to and	to and
	including	including	including	including	including	Over
	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total

Assets
Cash and cash equivalents	3,708	45	—	—	—	—	—	3,753
Financial placements Placements with credit institutions	22	29	38	—	—	—	2	91
Investment securities	71	45	—	565	441	298	-4	1,416
Other	—	—	—	—	—	—	7	7

	93	74	38	565	441	298	5	1,515
Loans outstanding	3,958	6,328	155	538	429	141	-15	11,534
Intangible assets	—	—	—	—	—	—	7	7
Tangible assets	—	—	—	—	—	—	36	36
Other assets
Derivatives
Receivables 1)	4,524	5,712	880	7,805	1,499	616	226	21,261
Other assets	—	—	—	—	—	—	12	12
Paid-in capital and payments to the Bank’s reserves, receivable	—	—	—	—	—	—	47	47
Accrued interest and fees receivable	—	—	—	—	—	—	332	332

Total assets	12,284	12,159	1,073	8,907	2,369	1,055	651	38,498	1)

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	308	5	—	—	—	—	—	313
Long-term	23	29	39	—	—	—	—	90

	330	34	39	—	—	—	—	403
Repurchase agreements	217	—	—	—	—	—	—	217
Debts evidenced by certificates	2,010	937	893	7,700	1,500	615	-34	13,622
Other liabilities
Derivatives
Payables 1)	9,317	11,098	78	627	426	140	239	21,925
Other liabilities	—	—	—	—	—	—	4	4
Accrued interest and fees payable	—	—	—	—	—	—	306	306

Total liabilities	11,875	12,069	1,010	8,327	1,926	755	515	36,477

Equity	—	—	—	—	—	—	2,021	2,021

Total liabilities and equity	11,875	12,069	1,010	8,327	1,926	755	2,536	38,498	1)

Net during the period	409	89	63	580	443	300	-1,885	—
Cumulative net during the period	409	498	562	1,142	1,585	1,885	—	—

1)	Swaps are not netted.

34 Financial report — Notes to the financial statements	NIB Annual Report 2006
(20)  CURRENCY RISK
     Net currency position as of 31 December 2006:
     (Amounts in EUR million)

							Fair value
							adjustments
						Other	and swap
	EUR	USD	GBP	JPY	SEK	currencies	netting	Total

Assets
Cash and cash equivalents	2,810	841	13	5	34	51	—	3,753
Financial placements
Placements with credit institutions	87	—	—	—	—	5	—	91
Debt securities	1,415	—	—	—	—	1	—	1,416
Other	7	—	—	—	—	—	—	7

	1,509	—	—	—	—	6	—	1,515
Loans outstanding	5,706	2,639	7	36	1,785	1,377	-15	11,534
Intangible assets	7	—	—	—	—	—	—	7
Tangible assets	36	—	—	—	—	—	—	36
Other assets
Derivatives	-6,845	2,363	1,944	1,466	-1,570	2,099	1,294	751
Other assets	12	—	—	—	—	11	-11	12

	-6,833	2,363	1,944	1,466	-1,570	2,111	1,283	763
Paid-in capital and payments to the Bank’s reserves, receivable	47	—	—	—	—	—	—	47
Accrued interest and fees receivable	127	193	58	41	17	72	-175	332

Total assets	3,409	6,035	2,022	1,548	266	3,616	1,093	17,988

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	216	—	—	—	23	74	—	313
Long-term	85	—	—	—	—	5	—	90

	301	—	—	—	23	79	—	403
Repurchase agreements	217	—	—	—	—	—	—	217
Debts evidenced by certificates
Debt securities issued	743	5,660	1,961	1,366	227	3,448	-38	13,367
Other debt	35	76	—	140	—	—	3	254

	778	5,736	1,961	1,507	227	3,448	-34	13,622
Other liabilities
Derivatives	—	—	—	—	—	—	1,415	1,415
Other liabilities	8	88	13	—	—	15	-120	4

	8	88	13	—	—	15	1,296	1,420

Accrued interest and fees payable	93	211	48	41	16	74	-175	306

Total liabilities	1,397	6,035	2,021	1,547	265	3,616	1,086	15,967

Equity	1,880	—	—	—	—	—	3	1,883

Total liabilities and equity	3,277	6,035	2,021	1,547	265	3,616	1,089	17,851

Currency position as of 31 Dec 2006	132	1	—	—	1	—	4	137

NIB Annual Report 2006	Financial report — Notes to the financial statements 35
(21)	EFFECTIVE INTEREST RATES

		2006	2006	2006	2006	2006
		EUR	USD	GBP	JPY	SEK
		%	%	%	%	%

Assets
Cash and cash equivalents	Fixed	0.00-3.70	0.00-5.36	0.00-5.24	0.00-0.46	0.00-2.95
	Floating	3.48-3.99	5.42-5.81	5.47	—	—
Placements with credit institutions	Fixed	2.75-3.88	—	—	—	—
Debt securities	Fixed	0.00-8.50	—	—	—	—
Loans outstanding	Fixed	3.45-7.65	3.00-8.30	—	2.65	3.08-9.05
	Floating	3.38-8.17	5.42-9.80	5.68-8.18	0.56-3.41	2.98-4.55
Derivatives	Fixed	0.50-14.00	0.50-17.00	4.30-14.75	2.00-10.50	4.75-7.00
	Floating	2.12-9.84	4.59-15.40	3.33-5.37	0.00-14.73	2.94-4.07

Liabilities
Amounts owed to credit institutions	Fixed	3.48-3.76	—	—	—	3.11-3.55
Repurchase agreements	Fixed	3.54-3.61	—	—	—	—
Debts evidenced by certificates and other debt	Fixed	0.50-14.00	0.50-17.00	4.30-14.75	2.00-10.50	4.75-7.00
	Floating	2.12-9.84	4.59-15.40	3.33-3.53	0.00-14.73	—
Derivatives	Fixed	3.03-6.97	3.41-7.26	4.93	1.64	2.79-8.72
	Floating	2.63-3.81	4.30-5.58	5.07-5.37	0.18-0.43	2.59-3.41

36 Financial report — Notes to the financial statements	NIB Annual Report 2006
(22)	AVERAGE BALANCE SHEET
     (Amounts in EUR million)

	2006	2005

Assets
Cash and cash equivalents	3,697	3,872
Financial placements
Placements with credit institutions	103	102
Debt securities	1,358	1,311
Other	7	7

	1,468	1,420

Loans outstanding	11,520	10,974
Intangible assets	7	6
Tangible assets	35	35
Other assets
Derivatives	983	1,162
Other assets	4	3

	987	1,165

Paid-in capital and payments to the Bank’s reserves, receivable	49	20

Accrued interest and fees receivable	326	298

Total assets	18,089	17,790

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	372	341
Long-term amounts owed to credit institutions	99	104

	471	445

Repurchase agreements	228	208

Debts evidenced by certificates
Debt securities issued	13,804	13,640
Other debt	244	233

	14,048	13,873

Other liabilities
Derivatives	1,064	1,142
Other liabilities (incl. exchange rate adjustments)	7	6

	1,071	1,147

Accrued interest and fees payable	289	259

Total liabilities	16,108	15,932

Equity	1,981	1,858

Total liabilities and equity	18,089	17,790

The average balance sheet is calculated on a monthly basis.

NIB Annual Report 2006	Financial report — Notes to the financial statements 37
(23)	RELATED PARTY DISCLOSURES

The Bank provides services to and enters into transactions with the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO), which have for the most part the same owners as NIB. The following table shows the outstanding balance of amounts owed to NDF and NEFCO and the interest paid during the year. The interest paid to these institutions is at normal commercial rates. Information regarding key personnel is presented in Note 5.

(Amounts in EUR 1,000)

			Amounts owed by	Amounts owed to
	Interest from	Interest to	related parties	related parties
	related parties	related parties	as of 31 Dec	as of 31 Dec
2006	—	4,830	324	152,430
2005	—	4,306	277	180,092
     Rental income (NDF, NEFCO)

	NDF	NEFCO
2006	120	88
2005	134	88
(24)	CASH FLOW STATEMENT (Amounts in EUR 1,000)

	2006	2005
Profit for the year	137,469	165,295
Amortisation of issuing charges	9,091	7,909
Market value adjustment, trading portfolio	5,831	7,020
Depreciation in value of tangible and intangible assets	4,246	3,794
Change in accrued interest and fees (assets)	-27,430	-20,710
Change in accrued interest and fees (liabilities)	37,147	27,716
Credit loss / recovery	—	-119
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	7,034	-4,819
Other adjustments to the year’s profit	-56	-22

Cash flow from operating activities	173,332	186,065
     Specification of the change in net liquidity on 31 December:

	2006	2005
Cash and balances with banks 1)	7,802	8,427
Short-term placements with credit institutions	257,355	694,750
Liquid debt securities at floating interest rates	3,488,287	2,865,384

Cash and cash equivalents	3,753,444	3,568,561
Short-term amounts owed to credit institutions	-313,025	-349,508
Short-term repurchase agreements	-216,739	-118,477

Net liquidity	3,223,680	3,100,576

Change in net liquidity	123,104	224,603

1)	Including initial margin requirement for futures EUR 378 thousand (704) on 31 December.

38 Financial report — Notes to the financial statements	NIB Annual Report 2006
(25)	EXCHANGE RATES

		EUR rate on		EUR rate on
		29 Dec 2006		30 Dec 2005

DKK	Danish Krone	7.456		7.4605
EEK	Estonian Kroon	15.6466	1)	15.6466	1)
ISK	Icelandic Króna	93.13		74.57
LVL	Latvian Lats	0.6972		0.6962
NOK	Norwegian Krone	8.238		7.985
SEK	Swedish Krona	9.0404		9.3885
AUD	Australian Dollar	1.6691		1.6109
CAD	Canadian Dollar	1.5281		1.3725
CHF	Swiss Franc	1.6069		1.5551
CZK	Czech Koruna	27.485		29.0
GBP	Pound Sterling	0.6715		0.6853
HKD	Hong Kong Dollar	10.2409		9.1474
JPY	Japanese Yen	156.93		138.9
MXN	Mexican Peso	14.291		12.6013
NZD	New Zealand Dollar	1.8725		1.727
PLN	Polish Zloty	3.831		3.86
RUB	Russian Rouble	34.68		34.0542
SDR	Special Drawing Right	0.87543	2)	0.82539	3)
SGD	Singapore Dollar	2.0202		1.9628
SKK	Slovak Koruna	34.435		37.88
TRY	New Turkish Lira	1.864		1.5924
TWD	New Taiwan Dollar	42.83543	2)	38.739	3)
USD	United States Dollar	1.317		1.1797
ZAR	South African Rand	9.2124		7.4642

1)	Fixed exchange rate in Currency Board arrangement with regard to the euro.

2)	The exchange rate is calculated by using the market rate for USD/relevant currency, as of 29 December 2006, which then provides the EUR/relevant currency rate.

3)	The exchange rate is calculated by using the market rate for USD/relevant currency, as of 30 December 2005, which then provides the EUR/relevant currency rate.
(26)	POST-BALANCE SHEET EVENTS
There have been no material post-balance sheet events that would require disclosure or adjustment to these financial statements. On 8 March 2007, the Board of Directors reviewed and signed the financial statements. These financial statements will be submitted for approval to the Annual Meeting of the Board of Governors to be held on 30 May 2007.

NIB Annual Report 2006	Financial report — Auditors’ reports 39
Auditors’ reports
Independent Auditors’ Report to the Control Committee of the Nordic Investment Bank
In our capacity as auditors appointed by the Control Committee of the Nordic Investment Bank we have audited the accompanying financial statements of the Bank, which comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.
The Board of Directors’ and the President’s responsibility for the financial statements
The Board of Directors and the President are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
     Our audit also included a review of whether the Board of Directors’ and the President’s administration have complied with the Statutes of the Bank.
     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion the financial statements give a true and fair view of the financial position of the Nordic Investment Bank as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.
     It is also our opinion that the administration of the Board of Directors and the President complied with the Statutes of the Bank.
Helsinki, 9 March 2007
Per-Olof Johansson
Authorised Public Accountant
Ernst & Young, Helsinki
Erik Mamelund
State Authorised Public Accountant
Ernst & Young, Oslo
To the Board of Governors of the Nordic Investment Bank
Statement by the Control Committee of the Nordic Investment Bank on the audit of the administration and accounts of the Bank
In accordance with Section 17 of the Statutes of the Nordic Investment Bank we have been appointed to control the operations of the Bank and to be responsible for the auditing of the Bank’s accounts. After having completed our assignment for the year 2006, we hereby submit the following report.
     The Control Committee met during the fiscal year as well as after the Bank’s financial statements had been prepared. Control and examination measures considered necessary were then performed. The Annual Report of the Bank was examined at a meeting in Helsinki on 9 March 2007. In carrying out its tasks, the Control Committee received such information and carried out such examination measures as it deemed necessary to assess the Bank’s position in regard to its risks. We have also received the Independent Auditors’ Report, submitted on 9 March 2007 by the authorised public accountants appointed by the Control Committee.
Following our audit, we note that:
•	the Bank’s operations during the financial year have been conducted in accordance with the Statutes; and that

•	the financial statements give a true and fair view of the financial position of the Bank as at 31 December 2006 and of its results and financing in 2006. The profit and loss account shows a profit of EUR137,468,771.42 for the financial period.
We recommend to the Board of Governors that:
•	the appropriation of the Bank’s profits for the financial period, as proposed by the Board of Directors, be approved;

•	the profit and loss account and the balance sheet be adopted;

•	the proposal by the Board of Directors regarding distribution of dividends to the Bank’s owners be approved; and

•	the Board of Directors and the President be discharged from liability for the administration of the Bank’s operations during the accounting period examined by us.
Helsinki, 9 March 2007
Dace Nulle
Arja Alho
Meelis Atonen
Sigita Burbienė
Alexander G. Eðvardsson
Trond Helleland
Per Kaalund
Johan Linander
Steingrímur J. Sigfússon
Viesturs Silenieks